Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-156218

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 29, 2008)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$2,000,000,000 8.125% Notes due 2014

Our US$2,000,000,000 aggregate principal amount of notes due 2014 (the “Notes”) will bear interest at a rate of 8.125% per annum. Interest on the Notes is payable semi-annually in arrears on January 21 and July 21 of each year. The first interest payment on the Notes will be made on July 21, 2009 in respect of the period from (and including) January 20, 2009 to (but excluding) July 21, 2009. The Notes will mature on January 21, 2014.

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

Payments of principal and interest on the Notes will not be guaranteed by the Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 29, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are expected to be rated “A+” by Fitch Ratings Ltd., “A” by Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies Inc. and “Aa3” by Moody’s Investors Service, Inc. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

	Per Note	Total
Public offering price	99.624%	US$	1,992,480,000
Underwriting discounts	0.500%	US$	10,000,000
Proceeds to us, before expenses	99.124%	US$	1,982,480,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including January 20, 2009.

We have applied to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for listing of the Notes. There can be no assurance that such listing will be obtained for the Notes. Currently, there is no public market for the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about January 20, 2009.

Joint Bookrunners

CITI	DEUTSCHE BANK	HSBC	MERRILL LYNCH & CO.	THE ROYAL BANK OF SCOTLAND

Prospectus Supplement Dated January 12, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “(Won)” or “Won” are to the lawful currency of Korea and “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated December 29, 2008. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-156218, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea. The SGX-ST takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-22.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$2,000,000,000 aggregate principal amount of 8.125% notes due January 21, 2014 (the “Notes”).

The Notes will bear interest at a rate of 8.125% per annum, payable semi-annually in arrears on January 21 and July 21 of each year. The first interest payment on the Notes will be made on July 21, 2009 in respect of the period from (and including) January 20, 2009 to (but excluding) July 21, 2009. Interest on the Notes will accrue from January 20, 2009, and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Payments of principal and interest on the Notes will not be guaranteed by the Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 29, 2008.

We do not have any right to redeem the Notes prior to maturity.

Listing

We have applied to list the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. We cannot give assurance that the application to the SGX-ST for the Notes will be approved. The Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000, for so long as the Notes are listed on the SGX-ST.

Rating

The Notes are expected to be rated “A+” by Fitch Ratings Ltd. (“Fitch”), “A” by Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies Inc. (“S&P”) and “Aa3” by Moody’s Investors Service, Inc. (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”)

or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless such additional securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about January 20, 2009, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated December 29, 2008. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Overview

As of September 30, 2008, we had (Won)31,730 billion of outstanding loans, including (Won)18,087 billion of outstanding export credits, (Won)8,802 billion of outstanding overseas investment credits and (Won)2,273 billion of outstanding import credits, as compared to (Won)27,041 billion of outstanding loans, including (Won)15,854 billion of outstanding export credits, (Won)7,366 billion of outstanding overseas investment credits and (Won)1,974 billion of outstanding import credits as of June 30, 2008.

Capitalization

As of September 30, 2008, our authorized capital was (Won)4,000 billion and our capitalization was as follows:

	As of September 30, 2008(1)
	(billions of Won)
	(unaudited)
Long-Term Debt(2)(3)(4):
Borrowings in Korean Won	(Won)	—
Borrowings in Foreign Currencies		—
Export-Import Financing Debentures		17,284.5

Total Long-Term Debt		17,284.5

Capital and Reserves:
Paid-in Capital(5)		3,308.8
Legal Reserve(6)		247.1
Voluntary Reserve(6)		737.3
Unappropriated Retained Earnings		219.7
Accumulated Other Comprehensive Income(7)		343.9

Total Capital and Reserves	(Won)	4,856.8

Total Capitalization(6)	(Won)	22,141.3

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since September 30, 2008.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,187.70 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2008.
(3)	As of September 30, 2008, we had contingent liabilities totaling (Won)89,089 billion, which consisted of (Won)46,590 billion under outstanding guarantees and acceptances and (Won)42,449 billion under contingent guarantees and acceptances issued on behalf of our clients. As of September 30, 2008, we had entered into 58 interest rate related derivative contracts with a notional amount of (Won)6,769.8 billion and 79 currency related derivative contracts with a notional amount of (Won)10,264.1 billion in accordance with our policy to hedge interest rate and currency risks.
(4)	All our borrowings, whether domestic or international, are unsecured and unguaranteed.
(5)	Authorized ordinary share capital was (Won)4,000 billion and issued fully-paid ordinary share capital was (Won)3,308.8 billion as of September 30, 2008. As of January 9, 2009, our paid-in capital was (Won)3,998.8 billion after the Government’s capital contribution of (Won)650 billion in the form of shares of common stock of Kyobo Life Insurance Co., Ltd. and Korea Expressway Corporation in December 2008 and (Won)40 billion in cash in January 2009. On January 8, 2009, the National Assembly passed an amendment to the KEXIM Act that will increase our authorized capital to (Won)8,000 billion. See “—Business—Government Support and Supervision” in this prospectus supplement and the accompanying prospectus.

(6)	See “—Business—Government Support and Supervision” in the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(7)	Previously classified as capital adjustments. Effective January 1, 2007, we adopted a set of new accounting standards issued by the Korea Accounting Standard Board and reclassified certain components of our balance sheet, income statement and cash flow statement. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2” included in the accompanying prospectus.

Business

Government Support and Supervision

On January 8, 2009, the National Assembly passed an amendment to the KEXIM Act that will increase our authorized capital to (Won)8,000 billion. The amendment is expected to become effective in January 2009.

On December 18, 2008, the Government contributed (Won)650 billion in the form of shares of common stock of Kyobo Life Insurance Co., Ltd. and Korea Expressway Corporation to our capital. The Government contributed (Won)40 billion in cash to our capital on January 2, 2009 and announced its plans to contribute an additional (Won)260 billion in cash during January 2009. These capital contributions by the Government were aimed at bolstering our capital base in order to support lending to Korean exporters, including small and medium-sized enterprises. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or seek assistance from the Government. As of January 9, 2009, our paid-in capital was (Won)3,998.8 billion compared to (Won)3,308.8 billion as of June 30, 2008.

Selected Financial Statement Data

Recent Developments

Our financial information as of September 30, 2008 and for the nine months ended September 30, 2007 and 2008 in this prospectus supplement is presented based on our unaudited internal management accounts.

Based on our unaudited internal management accounts as of September 30, 2008, we had (Won)31,730 billion of outstanding loans, including (Won)18,087 billion of outstanding export credits, (Won)8,802 billion of outstanding overseas investment credits and (Won)2,273 billion of outstanding import credits, as compared to (Won)27,041 billion of outstanding loans, including (Won)15,854 billion of outstanding export credits, (Won)7,366 billion of outstanding overseas investment credits and (Won)1,974 billion of outstanding import credits as of June 30, 2008.

The following tables present financial information for the nine months ended September 30, 2008 and 2007 and as of September 30, 2008 and June 30, 2008:

	Nine Months Ended September 30,
	2008		2007
	(billions of won)
	(unaudited)
Income Statement Data
Total Interest Income	(Won)	1,020.3	(Won)	729.6
Total Interest Expenses		1,035.8		529.9
Net Interest Income (Expenses)		(15.5)		199.7
Total Revenues		3,011.1		1,618.6
Total Expenses		2,711.7		1,432.5
Income before Income Taxes		299.4		186.1
Income Tax Benefit (Expense)		(79.7)		(47.0)
Net Income		219.7		139.1

	As of September 30, 2008		As of June 30, 2008
	(billions of won)
	(unaudited)
Balance Sheet Data
Total Loans(1)	(Won)	31,729.9	(Won)	27,040.9
Total Borrowings(2)		27,676.0		23,931.5
Total Assets		34,893.6		30,645.3
Total Liabilities		30,036.9		25,592.1
Total Shareholders’ Equity(3)		4,856.7		5,053.2

(1)	Includes bills bought, foreign exchange bought and others without present value discounts.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the nine months ended September 30, 2008, we had net income of (Won)219.7 billion compared to net income of (Won)139.1 billion for the nine months ended September 30, 2007.

The principal factors for the increase in net income for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 included:

•

net gains on foreign exchange trading of (Won)460.3 billion in the nine months ended September 30, 2008 compared to net losses of (Won)314.3 billion in the same period of 2007, primarily due to the depreciation of the Won against foreign currencies during 2008;

•

a decrease in provision for loan losses to (Won)37.3 billion in the nine months ended September 30, 2008 from (Won)77.7 billion in the same period of 2007, primarily due to changes in our accounting policy for recording allowances for loan losses; and

•

an increase in commission income to (Won)126.8 billion in the nine months ended September 30, 2008 from (Won)104.1 billion in the same period of 2007, primarily due to an increase in commissions from guarantees.

The above factors were partially offset by (1) net losses on derivative instrument of (Won)215.2 billion in the nine months ended September 30, 2008 compared to net gains of (Won)294.5 billion in the same period of 2007, primarily due to declines in U.S. dollar LIBOR during 2008 and (2) net interest expense of (Won)15.5 billion in the nine months ended September 30, 2008 compared to net interest income of (Won)199.7 billion in the same period of 2007, primarily due to increased funding cost for foreign currency borrowings resulting from the global credit crunch triggered by the sub-prime mortgage loan crisis in the United States.

As of September 30, 2008, our total assets increased by 13.9% to (Won)34,893.6 billion from (Won)30,645.3 billion as of June 30, 2008, primarily due to a 17.3% increase in loans to (Won)31,729.9 billion as of September 30, 2008 from (Won)27,040.9 billion as of June 30, 2008.

As of September 30, 2008, our total liabilities increased by 17.4% to (Won)30,036.9 billion from (Won)25,592.1 billion as of June 30, 2008. The increase in liabilities was primarily due to a 15.6% increase in debentures to (Won)23,066.1 billion as of September 30, 2008 from (Won)19,950.4 billion as of June 30, 2008.

The increase in assets and liabilities was primarily due to the depreciation of the Won against foreign currencies during the three months ended September 30, 2008, as a majority of our assets and liabilities consisted of foreign currency loans and debt, respectively. An increase in the volume of loans and debt also contributed to the increase in assets and liabilities, respectively.

As of September 30, 2008, our total shareholders’ equity decreased by 3.9% to (Won)4,856.7 billion from (Won)5,053.2 billion as of June 30, 2008 primarily due to the decreases in market values of the securities that we hold.

Operations

The amendment to the KEXIM Act that was passed by the National Assembly in January 2009 provides that we will be permitted to subscribe for, underwrite and invest in or guarantee debt securities. Therefore, we will be able to conduct bond operations as well.

Description of Assets and Liabilities

Investments

The amendment to the KEXIM Act that was passed by the National Assembly in January 2009 provides that we will be permitted to invest in collective investment vehicles such as funds.

Capital Adequacy

As of September 30, 2008, our capital adequacy ratio was 8.8%, a decrease from 10.0% as of June 30, 2008, which was primarily the result of the depreciation of the Won against foreign currencies.

The following table sets forth our capital base and capital adequacy ratios reported as of September 30, 2008:

	As of September 30, 2008
	(millions of Won, except for percentages)
Tier I	(Won)	4,493,747
Paid-in Capital		3,308,755 (1)
Retained Earnings		1,212,629
Deductions from Tier I Capital		27,637
Capital Adjustments		(16,386)
Deferred Tax Asset		(9,035)
Others		(2,217)
Tier II (General Loan Loss Reserves)		911,726
Deductions from all capital		—
Total Capital		5,405,473
Risk Adjusted Assets		61,621,659
Capital Adequacy Ratios
Tier I		7.29%
Tier I and Tier II		8.77%

Source: Internal accounting records.

(1)	As of January 9, 2009, our paid-in capital was (Won)3,998.8 billion after the Government’s capital contribution of (Won)650 billion in the form of shares of common stock of Kyobo Life Insurance Co., Ltd. and Korea Expressway Corporation in December 2008 and (Won)40 billion in cash in January 2009. See “—Business—Government Support and Supervision” in this prospectus supplement.

Overseas Operations

The table below sets forth information regarding our subsidiaries as of September 30, 2008:

	Principal Place of Business	Type of Business	Our Holding	Book Value
			(%)	(billions of Won)
Kexim Bank (UK) Ltd.	United Kingdom	Commercial Banking	100.0%	(Won)	53.9
KEXIM (Asia) Ltd.	Hong Kong	Commercial Banking	100.0		32.3
P.T. Koexim Mandiri Finance	Indonesia	Leasing and Factoring	85.0		16.1
Kexim Vietnam Leasing Co., Ltd.	Vietnam	Leasing and Guarantees	100.0		9.1

Management and Employees

Employees

As of September 30, 2008, we had 691 employees. As of September 30, 2008, 419 employees were members of our labor union. We have never experienced a work stoppage of a serious nature.

THE REPUBLIC OF KOREA

The Economy

Prices, Wages and Employment

The inflation rate was 4.5% in the fourth quarter of 2008 compared to the same period of 2007. The inflation rate, on an annualized basis, was 4.7% in 2008.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,124.5 on December 30, 2008 and 1,181.0 on January 9, 2009.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,257.5 to U.S.$1.00 on December 31, 2008 and Won 1,321.0 to U.S.$1.00 on January 9, 2009.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account deficit of approximately US$7.1 billion in the first eleven months of 2008 compared with a current account surplus of US$6.7 billion in the same period of 2007, primarily due to a decrease in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade deficit of US$13.0 billion in 2008. Exports increased by 13.7% to US$422.4 billion and imports increased by 22.0% to US$435.4 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$201.2 billion as of December 31, 2008.

Government Finance

Based on preliminary data, the Republic recorded total revenues of (Won)229,086 billion and total expenditures and net lending of (Won)212,144 billion in the first eleven months of 2008. The Republic had a fiscal surplus of (Won)16,942 billion in the first eleven months of 2008.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-156218.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$2,000,000,000 aggregate principal amount and will mature on January 21, 2014 (the “Maturity Date”). The Notes will bear interest at the rate of 8.125% per annum, payable semi-annually in arrears on January 21 and July 21 of each year (each an “Interest Payment Date”). The first interest payment on the Notes will be made on July 21, 2009 in respect of the period from (and including) January 20, 2009 to (but excluding) July 21, 2009. Interest on the Notes will accrue from January 20, 2009. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Payments of principal and interest on the Notes will not be guaranteed by the Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 29, 2008.

Denomination

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

Tax on Interest Payments

Interest on “foreign currency denominated bonds” paid to non-residents is exempt from income tax and corporation tax (whether payable by withholding or otherwise) pursuant to the Special Tax Treatment Control Law (the “STTCL”). The term “foreign currency denominated bonds” in this context is not defined under the STTCL. Although there is no Korean court precedent directly on point and therefore, the courts and the tax authorities may take a different view, in the opinion of Kim & Chang, our Korean counsel, the Notes qualify as “foreign currency denominated bonds” under the STTCL, and the interest payable under the Notes (as provided for in the terms and conditions of the Notes, subject to adjustment of original issue discount or premium, if any) to you will be exempt from Korean income tax and corporation tax (whether payable by withholding or otherwise) by virtue of Article 21(1)(i) of the STTCL.

If not exempt under the STTCL, the rate of income tax or corporation tax applicable to the interest on the Notes, for you, is currently 14%. In addition, a tax surcharge, called a residents’ tax, is imposed at the rate of 10% of the income or corporation tax (raising the total tax rate to 15.4%).

The tax rates may be reduced by applicable tax treaty, convention or agreement between Korea and the country of the recipient of the interest. The relevant tax treaties are discussed under “Taxation—Korean Taxation—Tax Treaties” in the accompanying prospectus.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the Notes, provided that the disposition does not involve a transfer of the Notes to a resident of Korea (or the Korean permanent establishment of a non-resident). In addition, the STTCL exempts you from Korean taxation on any capital gains that you earn from the transfer of the Notes outside of Korea; provided that the offering of the Notes is deemed to be an overseas issuance for the purpose of the STTCL. If you sell or otherwise dispose of the Notes to a Korean resident or such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates at the lower of 22% (including resident surtax) of net gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) or 11% (including resident surtax) of gross sale proceeds with respect to transactions, unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the Notes, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, see “Taxation—Korean Taxation—Tax Treaties” in the accompanying prospectus.

With respect to computing the above-mentioned 22% withholding taxes on net gain, please note that there is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of the Notes. The purchaser of the Notes or, in the case of the sale of the Notes through a securities company in Korea, the securities company through which such sale is effected, is required under Korean law to withhold the applicable amount of Korean tax and make payment thereof to the relevant Korean tax authority. Unless you, as the seller, can claim the benefit of an exemption or a reduced rate of tax under an applicable tax treaty or in the absence of producing satisfactory evidence of your acquisition cost and certain direct transaction cost in relation to the Notes being sold, the purchaser or the securities company, as applicable, must withhold an amount equal to 11% of the gross sale proceeds. Any withheld tax must be paid no later than the tenth day of the month following the month in which the payment for the purchase of the relevant Notes occurred. Failure to timely transmit the withheld tax to the Korean tax authorities technically subjects the purchaser or the securities company to penalties under Korean tax laws.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. Under certain circumstances as described under “Taxation—Korean Taxation” in this prospectus supplement and the accompanying prospectus, a U.S. holder may be subject to Korean withholding tax upon the sale or other disposition of Notes. A U.S. holder eligible for benefits of the Korea-U.S. tax treaty, which exempts capital gains from tax in Korea, would not be eligible to credit against its U.S. federal income tax liability any such Korean tax withheld. U.S. holders should consult their own tax advisers with respect to their eligibility for benefits under the Korea-U.S. tax treaty and, in the case of U.S. holders that are not eligible for treaty benefits, their ability to credit any Korean tax withheld upon sale of the Notes against their U.S. federal income tax liability. For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated January 12, 2009 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Royal Bank of Scotland plc are acting as representatives of the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of the Underwriters	Principal Amount of the Notes
Citigroup Global Markets Inc.	US$	400,000,000
Deutsche Bank AG, Singapore Branch		400,000,000
The Hongkong and Shanghai Banking Corporation Limited		400,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		400,000,000
The Royal Bank of Scotland plc		400,000,000

Total	US$	2,000,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are a new class of securities with no established trading market. We have applied to the SGX-ST for listing of, and permission to deal in, the Notes. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, The Hongkong and Shanghai Banking Corporation Limited (the “Stabilizing Manager”) or any person acting on its behalf, on behalf of the Underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$1,982,480,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering are estimated to be US$250,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about January 20, 2009, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended); it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”).

Accordingly, each Underwriter severally represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further has severally represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Kim & Chang, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Kim & Chang.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of January 9, 2009, our paid-in capital was (Won)3,998.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on January 12, 2009. On January 8, 2009, we filed our report on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

CUSIP	ISIN
302154AT6	US302154AT68

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku

Seoul 150-996

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Kim & Chang	Cleary Gottlieb Steen & Hamilton LLP
Seyang Building 223 Naeja-dong, Jongno-ku Seoul 110-720 Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Deloitte Anjin LLC

14F, Hanwha Securities Bldg.

23-5 Youido-dong

Yongdeungpo-ku, Seoul

Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542